# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Network-1 Technologies, Inc., CIK 0001065078
CUSIP: 64121N109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 65 Locust Avenue, Third Floor, New Canaan, Connecticut (CT), 06840
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001431926

## Reporting persons
- Steven D. Heinemann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,340,408; shared voting power 0; sole dispositive power 1,340,408; shared dispositive power 0; aggregate amount beneficially owned 1,340,408 (5.9% of the class)
  Comment: Note to 5, 7 and 9: Includes 886,908 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.
- Goose Hill Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 886,908; shared voting power 0; sole dispositive power 886,908; shared dispositive power 0; aggregate amount beneficially owned 886,908 (3.9% of the class)
  Comment: Note to Item 5. This filing constitutes an exit filing for Goose Hill Capital LLC which, as of the date of this filing, has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities.

## Item 1. Issuer
Name of issuer: Network-1 Technologies, Inc.
Address of issuer's principal executive offices: 65 Locust Avenue, Third Floor, New Canaan, Connecticut 06840

## Item 2. Person Filing
Name of person filing: This statement is filed by Steven D. Heinemann and Goose Hill Capital LLC.
Address of principal business office or, if none, residence: The address of the principal business office of Steven D. Heinemann and Goose Hill Capital LLC is 12378 Indian Road, North Palm Beach, Florida 33408.
Citizenship:
Steven D. Heinemann is a United States citizen.
Goose Hill Capital LLC is a Florida limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Steven D. Heinemann: 1,340,408(1)
Goose Hill Capital LLC: 886,908
(1) Includes 886,908 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.
Percent of class:
The percentages used herein are calculated based upon 22,819,661 shares of Common Stock outstanding (as set forth in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025 filed on November 6, 2025).
Steven D. Heinemann: 5.9%
Goose Hill Capital LLC: 3.9%
Sole power to vote or to direct the vote:
Steven D. Heinemann: 1,340,408(1)
Goose Hill Capital LLC: 886,908
(1) Includes 886,908 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.
Shared power to vote or to direct the vote:
Steven D. Heinemann: 0
Goose Hill Capital LLC: 0
Sole power to dispose or to direct the disposition:
Steven D. Heinemann: 1,340,408(1)
Goose Hill Capital LLC: 886,908
(1) Includes 886,908 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.
Shared power to dispose or to direct the disposition:
Steven D. Heinemann: 0
Goose Hill Capital LLC: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99 - Joint Filing Agreement

## Signatures
- Steven D. Heinemann: /s/ Steven D. Heinemann, Individual (02/10/2026)
- Goose Hill Capital LLC: /s/ Steven D. Heinemann, Authorized Person (02/10/2026)